UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

TORO CORP.
(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

Y8900D108

(CUSIP Number)

Petros Panagiotis Panagiotidis
c/o Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Phone number: +357 25 357 768

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:
George A. Stephanakis
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
Tel: +44 (0)20 7453-1000

September 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8900D108	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Pani Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,611,240 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,511,240 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,611,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of (a) 8,500,000 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a “Share”) acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023 and (c) 1,100,000 Shares underlying restricted stock (the “Restricted Shares”), which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, over which Pani Corp. and Mr. Panagiotidis hold shared voting power and no dispositive power prior to vesting.  500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares will vest on September 28, 2024, September 28, 2025 and September 28, 2026, respectively.

(2) Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023 and (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.

(3) Percentage ownership is calculated by using a denominator of (a) 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the SEC on April 17, 2023, plus (b) 1,240,000 Shares underlying the restricted stock awards granted by the Issuer on September 28, 2023.

CUSIP No. Y8900D108	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Petros Panagiotis Panagiotidis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,611,240 (1)(2)(3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,511,240 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,611,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.1% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023 and (c) 1,100,000 Restricted Shares, which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, over which Pani Corp. and Mr. Panagiotidis hold shared voting power and no dispositive power prior to vesting.  500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares will vest on September 28, 2024, September 28, 2025 and September 28, 2026, respectively.

(2) Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer.  Each Series B Preferred Share has the voting power of 100,000 Shares.

(3) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 9,611,240 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.

(4) Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023 and (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.

(5) Percentage ownership is calculated by using a denominator of (a) 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the SEC on April 17, 2023, plus (b) 1,240,000 Shares underlying the restricted stock awards granted by the Issuer on September 28, 2023.

CUSIP No. Y8900D108	Page 4 of 8 Pages

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on April 27, 2023 by Pani Corp. and Petros Panagiotis Panagiotidis with respect to the common shares, par value $0.001 per share, of Toro Corp. (the “Issuer”).  This Amendment No. 1 is being filed to report the grant of an award of restricted stock to Mr. Panagiotidis by the Issuer, which restricted stock was transferred to Pani Corp. on October 2, 2023.

This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

In connection with his service as an officer and director of the Issuer, on September 28, 2023, Mr. Panagiotidis was granted an award of 1,100,000 shares of restricted stock (the “Restricted Shares”) pursuant to the Issuer’s 2023 Equity Incentive Plan (the “Equity Incentive Plan”) and the Restricted Stock Award Agreement, dated as of September 28, 2023 (the “Award Agreement”), between the Issuer and Mr. Panagiotidis.  Subject to the terms and conditions of the Equity Incentive Plan and the Award Agreement, 500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares will vest on September 28, 2024, September 28, 2025 and September 28, 2026, respectively. On October 2, 2023, Mr. Panagiotidis transferred the Restricted Shares to Pani.  The Reporting Persons have not paid any consideration in connection with the Restricted Shares.

CUSIP No. Y8900D108	Page 5 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

Also, subject to the applicable approvals from the board of directors of the Issuer and/or any committee thereof as may be designated by the board, Mr. Panagiotidis may receive additional securities of the Issuer in connection with the Equity Incentive Plan or another compensation program of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a)
The Reporting Persons may be deemed to be the beneficial owner of 9,611,240 Shares, which includes  1,100,000 Shares underlying restricted stock, which was granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani on October 2, 2023, over which the Reporting Persons hold shared voting power and no dispositive power prior to vesting.  500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares will vest on September 28, 2024, September 28, 2025 and September 28, 2026, respectively.  Pani is controlled by Mr. Panagiotidis.  Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. The Shares held by the Reporting Persons represent approximately 50.1% of the outstanding Shares.  Such percentage is calculated by using a denominator of (a) 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the SEC on April 17, 2023, plus (b) 1,240,000 Shares underlying the restricted stock awards granted by the Issuer on September 28, 2023.  Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer.  Each Series B Preferred Share has the voting power of 100,000 Shares.

(b)	Pani Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 9,611,240 Sole power to dispose or direct disposition: 0 Shared power to dispose or direct disposition: 8,511,240

Mr. Panagiotidis

Sole power to vote or direct vote: 0
Shared power to vote or direct vote: 9,611,240
Sole power to dispose or direct disposition: 0
Shared power to dispose or direct disposition: 8,511,240

(c)
The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. Y8900D108	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

Pursuant to the Equity Incentive Plan, Mr. Panagiotidis may receive stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards in the sole discretion of the board of directors of the Issuer and/or any committee thereof as may be designated by the board to administer the Equity Incentive Plan from time to time.  The aggregate number of Shares that may be delivered pursuant to awards under the Equity Incentive Plan is 2,000,000 and all such awards are and shall be subject to the terms, provisions and restrictions set forth in the Equity Incentive Plan and the applicable option or award agreement. Pursuant to the Award Agreement, on September 28, 2023, Mr. Panagiotidis was granted an award of 1,100,000 Restricted Shares under the Equity Incentive Plan, of which 500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares will vest on September 28, 2024, September 28, 2025 and September 28, 2026, respectively.  Prior to vesting, the Restricted Shares may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated; provided that Mr. Panagiotidis may transfer the Restricted Shares to Permitted Holders (as defined in the Award Agreement) (and Mr. Panagiotidis transferred the Restricted Shares to Pani on October 2, 2023).  Under the Award Agreement, “Permitted Holders” means (i) the spouse, the ascendants, descendants and/or other immediate family members of the Grantee (as defined in the Award Agreement); (ii) any legal entity controlled by the Grantee or any of the foregoing persons described in sub-clause (i); (iii) in the event of incapacity (as adjudicated by a court of competent jurisdiction) or death of any of the persons described in sub-clause (i), such person’s estate, executor, administrator, committee or other personal representative; or (iv) any trusts, general partnerships or limited partnerships created for the benefit of the persons described in sub-clauses (i) or (iii).  Additionally, prior to vesting, provided that the Restricted Shares have not been forfeited, the holder of the Restricted Shares shall have all of the rights of a stockholder with respect to the Restricted Shares, including the right to vote the Restricted Shares and to receive freely all dividends or other distributions (in cash or in kind) paid or made with respect thereto. Copies of the Equity Incentive Plan and the Award Agreement are attached to this Schedule 13D as Exhibit 5 and Exhibit 6 hereto, respectively, and are incorporated in their entirety into this Item 6.

CUSIP No. Y8900D108	Page 7 of 8 Pages

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented to add the following exhibits:

Exhibit No.	Description
5.	Toro Corp. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to Toro Corp.’s registration statement on Form S-8 filed with the SEC on September 22, 2023).
6.	Restricted Stock Award Agreement, dated as of September 28, 2023, between Toro Corp. and Mr. Panagiotidis.

CUSIP No. Y8900D108	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023

PANI CORP.

	By:	/s/ Andreas Avgousti
		Name:	Andreas Avgousti
		Title:	Director

/s/ Petros Panagiotis Panagiotidis
Petros Panagiotis Panagiotidis